Exhibit 99.1

InflaRx Treats First Patient in Phase IIa Clinical Trial with Lead

Candidate IFX-1 in Pyoderma Gangraenosum

•	Pyoderma Gangraenosum is a debilitating, rare autoimmune disease marked by large, painful skin ulcers

Jena, Germany, June 13, 2019 – InflaRx N.V. (Nasdaq: IFRX), an innovative biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, today announced the treatment of the first patient in a phase IIa clinical trial evaluating the Company’s lead product candidate, IFX-1, in Pyoderma Gangraenosum.

Pyoderma Gangraenosum (PG) is a rare and debilitating neutrophilic-driven, autoinflammatory disease, characterized by an acute, destructive ulcerating process of the skin, primarily occurring on the legs. The exact prevalence of PG is not yet known, but it is estimated that up to 50,000 patients in the US and Europe are affected by this disease.

This open-label phase IIa proof-of-concept study is planned to enroll approximately 12 patients with moderate to severe PG. The study is anticipated to initially be conducted at three sites in Canada. Patients will be treated with IFX-1 for 12 weeks with a three-month follow-up period. The main objectives of the study are the evaluation of the safety and efficacy of IFX-1 in patients with PG. Efficacy will be evaluated by a responder rate defined as Physician Global Assessment ≤3 of the target ulcer at various timepoints and time to complete closure of the target ulcer. Both endpoints will be compared with historical data. Additional clinical endpoints include a photographic documentation and analysis of the ulcer size and several patient-reported outcome parameters, such as pain score and Dermatology Life Quality Index (DLQI).

The Company is pleased to have Dr. Alavi as one of the leading scientists as principle investigator for this study.  “Pyoderma Gangraenosum is a debilitating disease with limited treatment options,” stated Afsaneh Alavi, M.D., Assistant Professor of Dermatology, University of Toronto, Canada and principal investigator of the trial. “A high medical need exists to develop new treatments, especially ones with novel modes of action. We look forward to seeing the results from this trial with IFX-1 in this patient population.”

About IFX-1:
IFX-1 is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is believed to be the first monoclonal anti-C5a antibody introduced into clinical development. Approximately 300 people have been treated with IFX-1 in clinical trials, and the antibody has been shown to be well tolerated. IFX-1 is currently being developed for various inflammatory indications, including Hidradenitis Suppurativa, ANCA-associated vasculitis and Pyoderma Gangraenosum.

About InflaRx N.V.:
InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI and New York, NY, USA.  For further information please visit www.inflarx.com.

Contacts:

Investor Relations
InflaRx N.V.
Jordan Silverstein
Head of Corporate Development and Strategy
Jordan.silverstein[at]inflarx.de
+1 917-837-1709

Media Relations
MC Services AG
Katja Arnold, Laurie Doyle, Andreas Jungfer
inflarx[at]mc-services.eu
+49 89-210 2280

FORWARD-LOOKING STATEMENTS
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